Exhibit 99.1
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

CONTACTS:	Stephanie K. Kushner	RELEASE DATE:	IMMEDIATE
(630) 954-2020

David Janek
(630) 954-2063
FEDERAL SIGNAL CORPORATION ANNOUNCES
FOURTH QUARTER EARNINGS OF $.27 PER SHARE FROM CONTINUING OPERATIONS
— Highlights —
•	Orders increase to $325 million, up 11% from fourth quarter of 2005

•	Revenues increase to $339 million, up 14% from the prior year quarter

•	Operating income increases 23% from fourth quarter of 2005

•	Reported EPS excludes earnings from cutting tool business — $.02 in the fourth quarter and $.08 for the full year

•	Economic value improves $9 million in 2006
Oak Brook, Illinois, February 22, 2007 — Federal Signal Corporation reported income from continuing operations of $13.1 million, or $.27 per share, for the fourth quarter of 2006 on revenue of $339 million. For the fourth quarter of 2005, the Company earned $12.7 million from continuing operations, or $.26 per share, on revenue of $298 million.
For the fourth quarter of 2006, operating income rose 23% from the prior year quarter, reflecting higher earnings in Environmental Solutions where all product lines delivered significant improvements, and in Safety and Security Systems. The significant improvement in operating earnings was largely offset by higher interest and other expense, resulting in a more modest 3% increase in income from continuing operations.
Robert D. Welding, president and chief executive officer, stated, “The Company’s fourth quarter results demonstrate continued strength across our core businesses, particularly Safety and Security Systems and Environmental Solutions, which delivered double digit order and revenue growth and healthy increases in operating earnings.
“We are encouraged by the progress made in our strategic transformation during 2006. Early in the year we introduced our new vision and mission, along with a set of strategies for achieving our goals. Using this roadmap, we divested non-core businesses including the Leach refuse business, and in January 2007, the industrial cutting tool businesses. We invested in core product lines and focused on markets where we have sustainable competitive advantages. Favorable trends are evident in several metrics. Organic growth in orders reached 12% for the year, well above our 6-8% targeted range. The share of orders from outside of the US rose to 35%, which is in line with our increased focus on global growth. Gross margins increased 1%, as we benefited from reduced fixed costs and a leaner manufacturing footprint. Additionally, our Economic Value improved $9 million compared with 2005. While we are encouraged by this progress, we are increasing our focus on reducing selling, general and administrative costs and improving operational working capital.

“Despite funding investments designed to improve longer-term profitability and development, we achieved quality revenue growth in full year 2006 and a 10% increase in operating income. Our Environmental Solutions Group provides a good example of this progress. In the past year, the Group incurred costs which were $2 million higher in 2006 than in 2005 for the startup of a new parts operation, the startup of a new refuse truck joint venture in China, and the continuing implementation of an ERP system. Nevertheless, during the same timeframe, Environmental Solutions improved earnings by $8 million and improved operating margin by one percentage point to a seven-year high of 9.3%.
“Increased investments in areas such as information technology, global expansion, and new product development position the Company for long-term growth and continued margin expansion. Further, the recent acquisition of Codespear, a developer of specialized software used in emergency management situations, strengthens our technology platform for new product offerings.
“As we begin 2007, we are positioned to maintain robust revenue growth and accelerate earnings improvement. Excluding additional acquisitions, we expect full year revenue growth of 8-10%, and full year earnings to be up approximately 30%. We are on track to deliver positive Economic Value in 2007 and a third consecutive year of Economic Value improvement.”
For the full year 2006, the Company reported $1.21 billion in revenue and $.72 per share in earnings from continuing operations. For the full year 2005, the Company reported revenue of $1.12 billion and earnings of $.91 per share from continuing operations including a net benefit of $.33 per share from items which did not recur in 2006. These prior year items included a gain from the divestiture of two product lines and income tax credits arising from the resolution of a multi-year tax audit and repatriation of previously taxed offshore cash balances. Also adversely impacting 2006 was the $.03 per share impact of expensing stock options under the new accounting guidelines.
Results for both years reflect the reclassification of earnings from the Company’s industrial cutting tool businesses into discontinued operations; that divestiture was completed on January 31, 2007. Earnings from the divested businesses totaled $.02 per share for the fourth quarter and $.08 per share for the full year 2006.
The Company recorded fourth quarter net income of $15.3 million in 2006 compared to a net loss of $25.9 million in 2005. The loss reported in 2005 included an after-tax write-down of $34 million associated with the Company’s decision to exit the Leach refuse business.
ORDERS AND BACKLOG
Total orders increased 11% in the fourth quarter of 2006 to $325 million from $292 million in the prior year period. For the full year, orders totaled $1.23 billion, up 12% from $1.10 billion in 2005.
US municipal and government orders declined 6% to $128 million from the prior year fourth quarter. Although orders for fire apparatus increased sequentially, they fell short of the prior year fourth quarter. Orders for sewer cleaners and vehicular lightbars and sirens were up significantly, indicative of continued broad strength in municipal budgets. For the full year of 2006, US municipal and government orders increased 3% compared to 2005.
Fourth quarter US industrial and commercial orders rose 12% to $84 million from the prior year period. Demand was particularly strong for industrial vacuum loaders, street sweepers, and water blasting equipment. For the full year, US industrial and commercial orders increased 14% versus 2005.

Orders from non-US markets increased 42% from the fourth quarter of 2005. International orders totaled $112 million including a large fire apparatus order for Montreal, Canada. Demand increased for US exports in the Fire Rescue, Safety and Security, and Environmental Solutions segments, and for products manufactured in Europe. Full year non-US orders were up 23% versus 2005, and accounted for 35% of the Company’s orders.
The year-end backlog remained healthy at $403 million, up 4% from the prior year end.
GROUP RESULTS
Safety and Security Systems revenue increased 16% to $83 million in the fourth quarter of 2005, while the operating margin declined to 15.2% from 16.4%.
Fourth quarter orders increased 11% from the prior year period to $73 million. Demand was particularly robust for police products and for electrical products sold into oil and gas production facilities, both in the US and internationally. Revenue increased 16% to $83 million for the fourth quarter from the prior year period. Police products reported the strongest improvement, although industrial electrical products, military warning systems, and large parking system installations also contributed to the increase. Operating income improved 8% to $12.6 million from $11.8 million in the prior year period due to the higher revenue. The decline in operating margin was primarily the result of increased expenses associated with product development, marketing and sales commissions.
For the full year 2006, orders increased 18% to $305 million with year-over-year growth in all major product lines. Revenue increased 10% to $305 million on increased volumes across most product lines, and despite the absence of $8 million of revenue from two industrial lighting product lines which were divested in the third quarter of 2005. Operating margin declined to 13.5% from 16.3% due to the inclusion of a $6.7 million gain on the sale of the product lines in the prior year.
Fire Rescue revenue grew 15% to $124 million from $108 million in the fourth quarter of 2005. Operating margin at 3.5% was equal to the prior year period.
Fourth quarter orders were slightly up from the prior year at $103 million. Results include the first units of a previously announced multi-year order for Montreal, Canada, totaling $18 million in the quarter. In other international markets, demand for Bronto articulated aerial apparatus remained strong. Largely offsetting these gains were lower orders from the rest of the North American dealer channel, through which more than half the Group’s global business is typically transacted. To boost longer-term profitability, the Company has implemented a series of changes in ordering, pricing and payment policies which has resulted in increased dealer turnover and reduced orders in the short-term.
Revenue in the quarter was $124 million, up 15% from $108 million reported for the comparable period of 2005 resulting from higher pricing, increased shipments of aerial devices and currency translation. The operating margin was unchanged from the prior year period at 3.5%, as the beneficial impact of higher volumes and prices was substantially offset by increased material prices and higher fixed manufacturing costs charged in the period.
For the full year 2006, orders totaled $365 million, a 3% increase from 2005. Demand for Bronto apparatus increased 21% as fire industry customers increasingly adopted the articulated aerial platform in place of traditional ladders. Orders for apparatus manufactured in North America declined, largely due to changes in the dealer channel structure and policies and the closure of the Red Deer, Alberta plant. Revenue increased 4% to $385 million due to higher realized pricing across product lines resulting from actions taken in 2005 to recover escalating material costs. Operating margin improved to

1.8% from 0.6% in 2005. The improvement reflects improved gross margins in the US and Finland, offset in part by losses associated with the closure of the Red Deer facility.
Environmental Solutions revenue increased 15% to $102 million, and operating margin rose to 9.5% from 7.8% in the fourth quarter of 2005.
Orders rose sharply to $119 million, a 27% increase from the prior year period, due largely to increased demand from rental fleets and industrial plants. Strength was broad-based across product lines with industrial vacuum loaders, sewer cleaners, street sweepers and water blasting equipment all reporting substantial year-over-year improvement.
Revenue in the quarter was $102 million, 15% above the same period in 2005. Revenue growth was predominantly due to higher shipment volumes, with some impact of pricing. The operating margin increase reflects the benefits of higher production volumes and pricing, net of increased investment in ongoing strategic growth initiatives. These growth initiatives include an ERP implementation, global expansion, and new product development. Also higher were recruiting and incentive compensation expenses.
For the full year 2006, orders increased 21% from 2005 to $437 million. All major product lines showed increases, most notably street sweepers and vacuum trucks. Revenue increased 15% to $399 million primarily due to higher shipment volumes. Operating margin increased to 9.3% from 8.3% in 2005, the effect of increased product demand and pricing net of higher costs associated with growth initiatives.
Tool revenue was flat at $30 million, and operating margin declined to 8.7% from 9.0% in the fourth quarter of 2005.
Segment results have been restated to exclude the three industrial cutting tool businesses which have been presented as discontinued operations. In January 2007, the Company completed the divestiture of these businesses.
Fourth quarter revenue for the group was $30 million, essentially unchanged from the year-ago quarter. Lower shipment volume in the US market due to weakness in the automotive and housing markets was offset by increased international volume and favorable currency translation of offshore sales. Operating margin declined moderately to 8.7% from 9.0% in the prior year period due to weaker US volumes and increased costs related to the startup of a new plant in China.
Full year revenue of $123 million was essentially flat compared to 2005. Modest increases in North American and Asian markets were offset by weaker results in Europe. Operating margin declined to 6.7% from 9.1% in 2005. The lower margin resulted from lost productivity attributed to a business system conversion error at the Dayton, Ohio plant which increased costs during the first half of 2006, unrecovered expenses related to a voluntary workforce reduction at the same facility, and costs for the China plant startup.
CORPORATE AND OTHER
Fourth quarter corporate expense totaled $7.5 million, unchanged from the prior year period. Full year 2006 corporate expenses were $23.4 million, down $0.4 million from 2005. Reduced expenses for the hearing loss litigation and lower bad debt expense associated with the Company’s leasing portfolio were offset by increased stock-based compensation costs. The Company began expensing stock options in the first quarter of 2006 in accordance with newly revised accounting requirements. The net effect of this additional expense reduced consolidated earnings by $.03 per share for the full year.

Fourth quarter interest expense increased to $7.0 million from $5.2 million in the prior year period due to higher short-term borrowing rates and a greater percentage of floating versus fixed debt. On December 31, 2006, 62% of the Company’s debt was at a floating rate; the composite borrowing rate averaged 6.8%.
INCOME TAX EXPENSE
The Company recorded a $0.6 million tax expense in the fourth quarter on pre-tax earnings from continuing operations of $13.7 million, an effective tax rate of 4.2%. The low fourth quarter rate incorporates the retroactive benefit from the extension in December 2006 of the US federal R&D tax credit, and the resolution of certain outstanding tax issues for which reserves had been established previously. This compares to a $0.3 million tax expense in the fourth quarter of 2005 on pre-tax earnings from continuing operations of $13.0 million, which included a $2.5 million benefit from the repatriation of cash under the provisions of the American Jobs Creation Act.
For the full year 2006, the Company’s effective tax rate was 19.4%, significantly below the statutory rate due to untaxed municipal leasing revenues, foreign earnings in low tax jurisdictions, the resolution of certain foreign and domestic tax issues, and the R&D tax credit described above. This compares with a tax credit of 7.6 % in 2005 which included benefits from a multi-year tax audit resolution and the cash repatriation.
DISCONTINUED OPERATIONS
The Company recently completed the sale of three industrial cutting tool businesses and has restated results to present these businesses as discontinued operations. Income from discontinued operations was $2 million in the fourth quarter 2006. This compares with a loss from discontinued operations of $39 million in the fourth quarter 2005. Fourth quarter 2005 included after-tax write-downs of $34 million for the Leach refuse truck body operation and $2 million for the Brazilian parking operation, both of which were discontinued during the quarter. For the full year 2006, the Company reported a loss from discontinued operations of $12 million. For the full year 2005, the loss from discontinued operations was $49 million.
CASH FLOW AND LIQUIDITY
Cash flow from operations totaled $15 million in the fourth of quarter 2006 and $34 million in the fourth quarter of 2005. Full year cash flow from operations was $30 million in 2006 and $71 million in 2005. The lower cash flow was driven by increases in primary working capital(1) requirements to support high year-end sales, additional outsourcing to support higher sewer cleaner and aerial device production levels and inventory pre-buying ahead of 2007 changes in US engine emissions regulations. On December 31, 2006, primary working capital totaled $253 million, an increase of $42 million from the end of 2005. Full year average primary working capital as a percentage of revenue was 20.0% in 2006 and 20.1% in 2005.
Cash balances on December 31, 2006 totaled $19 million, slightly lower than $20 million at the end of the third quarter 2006. Year-end cash balances totaled $92 million in 2005.
Manufacturing debt net of cash as a percent of capitalization(2) totaled 35% at the end of the fourth quarter, down slightly from 37% at the end of the third quarter 2006. On December 31, 2006, $22 million was drawn against the Company’s $125 million revolving credit line, and the Company was in compliance with all debt covenants.

On January 17, the Company invested $17 million to purchase the assets of Codespear, LLC, a developer of specialized software used in emergency management situations. On January 31, the Company received $67 million in proceeds associated with the completion of the sale of three cutting tool businesses.
(1) defined as accounts receivable plus inventory less accounts payable and customer deposits
(2) manufacturing operations only, net of cash
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Federal Signal will host its fourth quarter conference call on Thursday, February 22, 2007 at 11:00 a.m. Eastern Time to highlight results of the quarter and discuss the company’s outlook. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. In addition, the company operates consumable industrial tooling businesses. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Fourth Quarter and Full Year 2006 and 2005 (Unaudited)
(in millions except per share data)

			Percent
	2006	2005	change
Quarter December 31:
Revenues	$339.1	$297.6	14%
Income:
Income from continuing operations	13.1	12.7	3%
Income (loss) from discontinued operations, net of tax	2.2	(38.6)

Net income (loss)	$15.3	$(25.9)	NM

Earnings per share (diluted basis):
Income from continuing operations	.27	.26	4%
Income (loss) from discontinued operations, net of tax	.05	(.80)

Earnings (loss) per share	0.32	(0.54)	NM

Average common shares outstanding	48.0	48.1

Revenues	$339.1	$297.6	14%
Cost of sales	(259.3)	(227.4)
Operating expenses	(58.1)	(52.6)

Operating income	21.7	17.6	23%
Interest expense	(7.0)	(5.2)
Other (expense) income	(1.0)	.6

Income before income taxes	13.7	13.0
Income tax expense	(.6)	(.3)

Income from continuing operations	13.1	12.7	3%
Income (loss) from discontinued operations, net of tax	2.2	(38.6)

Net income (loss)	$15.3	$(25.9)	NM

Gross margin on revenues	23.5%	23.6%
Operating margin on revenues	6.4%	5.9%
Comprehensive income (loss)	$11.2	$(34.6)

			Percent
	2006	2005	change
12 months:
Revenues	$1,211.6	$1,119.0	8%
Income:
Income from continuing operations	34.4	43.9	-22%
(Loss) from discontinued operations, net of tax	(11.7)	(48.5)

Net income (loss)	$22.7	$(4.6)	NM

Earnings per Share (diluted basis):
Earnings from continuing operations	.72	.91	-21%
(Loss) from discontinued operations, net of tax	(.25)	(1.01)

Earnings (loss) per share	0.47	(0.10)	NM

Average common shares outstanding	48.0	48.2

Revenues	$1,211.6	$1,119.0	8%
Cost of sales	(927.2)	(867.5)
Operating expenses	(214.5)	(187.1)
Restructuring charges	—	(.7)

Operating income	69.9	63.7	10%
Interest expense	(25.0)	(23.1)
Other (expense) income	(2.2)	.2

Income before income taxes	42.7	40.8
Income tax (expense) benefit	(8.3)	3.1

Income from continuing operations	34.4	43.9	-22%
(Loss) from discontinued operations, net of tax	(11.7)	(48.5)

Net income (loss)	$22.7	$(4.6)	NM

Gross margin on revenues	23.5%	22.5%
Operating margin on revenues	5.8%	5.7%

Net cash provided by operations:
Net income (loss)	$22.7	$(4.6)
Loss on discontinued operations	11.7	48.5
Depreciation and amortization	17.9	18.2
Stock compensation	5.8	2.1
Pension contributions	(11.3)	(7.7)
Lease financing and other receivables	10.4	27.2
Working capital	(41.8)	29.9
Other	14.3	(43.0)

Net cash provided by operations	$29.7	$70.6	-58%

Capital expenditures	$18.2	$16.6
Comprehensive income (loss)	$34.5	$(21.9)

			Percent
	2006	2005	change
Group results:
Quarter December 31:
Revenues:
Safety and Security	$82.7	$71.2	16%
Fire Rescue	124.2	107.8	15%
Environmental Solutions	102.3	88.5	15%
Tool	29.9	30.1	-1%

Total group revenues	$339.1	$297.6	14%

Operating income*:
Safety and Security	$12.6	$11.8	8%
Fire Rescue	4.3	4.0	8%
Environmental Solutions	9.7	6.8	40%
Tool	2.6	2.5	4%

Total group operating income	29.2	25.1	16%
Corporate expenses	(7.5)	(7.5)

Total operating income	$21.7	$17.6

12 months:
Revenues:
Safety and Security	$304.5	$276.5	10%
Fire Rescue	384.8	371.2	4%
Environmental Solutions	399.4	347.7	15%
Tool	122.9	123.6	-1%

Total group revenues	$1,211.6	$1,119.0	8%

Operating income*:
Safety and Security	$41.2	$45.0	-9%
Fire Rescue	6.8	3.2	113%
Environmental Solutions	37.1	28.9	28%
Tool	8.2	11.1	-26%

Total group operating income	93.3	88.2	6%
Corporate expenses	(23.4)	(23.8)
Restructuring charges	—	(.7)

Total operating income	$69.9	$63.7

*	reported amounts for groups and corporate are before restructuring charges; certain reclassifications have been made to conform to current classifications

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges
     The following table summarizes the restructuring charges incurred by the Company during 2006 and 2005. The Company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. The Company refers to comparative amounts between periods including restructuring charges in its discussion of operations.

	2006			2005
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restructuring	restructuring	Operating	Restructuring	restructuring
	income	charges	charges	income	charges	charges
Quarter December 31:
Operating income:
Safety and Security	$12.6	—	$12.6	$11.8	—	$11.8
Fire Rescue	4.3	—	4.3	3.8	(0.2)	4.0
Environmental Solutions	9.7	—	9.7	6.8	—	6.8
Tool	2.6	—	2.6	2.7	0.2	2.5

	29.2	—	29.2	25.1	—	25.1
Corporate expenses	(7.5)	—	(7.5)	(7.5)	—	(7.5)

Total before restructuring	21.7	—	21.7	17.6	—	17.6
Restructuring charges	—	—	—	—	—	—

Total operating income	$21.7	$—	$21.7	$17.6	$—	$17.6

Operating margin
Safety and Security	15.2%		15.2%	16.4%		16.4%
Fire Rescue	3.5%		3.5%	3.5%	-0.2%	3.7%
Environmental Solutions	9.5%		9.5%	7.8%		7.8%
Tool	8.7%		8.7%	9.0%	0.7%	8.3%
Total Company	6.4%		6.4%	5.9%		5.9%

12 months:
Operating income:
Safety and Security	$41.2	$—	$41.2	$45.0	$—	$45.0
Fire Rescue	6.8	—	6.8	2.3	(0.9)	3.2
Environmental Solutions	37.1	—	37.1	28.9	—	28.9
Tool	8.2	—	8.2	11.3	0.2	11.1

	93.3	—	93.3	87.5	(0.7)	88.2
Corporate expenses	(23.4)	—	(23.4)	(23.8)	—	(23.8)

Total before restructuring	69.9	—	69.9	63.7	(0.7)	64.4
Restructuring charges	—	—	—	—	0.7	(0.7)

Total operating income	$69.9	$—	$69.9	$63.7	$—	$63.7

Operating margin:
Safety and Security	13.5%		13.5%	16.3%		16.3%
Fire Rescue	1.8%		1.8%	0.6%	-0.2%	0.9%
Environmental Solutions	9.3%		9.3%	8.3%		8.3%
Tool	6.7%		6.7%	9.1%	0.2%	9.0%
Total Company	5.8%		5.8%	5.7%	-0.1%	5.8%

	December 31	December 31
	2006	2005
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$19.3	$91.9
Trade accounts receivable, net of allowances for doubtful accounts	192.1	165.1
Inventories	174.2	153.0
Other current assets	33.2	24.6

Total current assets	418.8	434.6
Properties and equipment	85.7	81.6
Goodwill, net of accumulated amortization	310.6	307.3
Other deferred charges and assets	17.6	39.1

Total manufacturing assets	832.7	862.6
Net assets of discontinued operations	57.8	87.7
Financial services activities — Lease financing receivables, net of allowances for doubtful accounts	158.9	169.2

Total assets	$1,049.4	$1,119.5

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	$64.7	$72.6
Trade accounts payable	90.0	73.7
Accrued liabilities and income taxes	119.2	127.7

Total current liabilities	273.9	274.0
Long-term borrowings	160.3	203.7
Long-term pension and other liabilities	27.9	50.5
Deferred income taxes	20.7	16.3

Total manufacturing liabilities	482.8	544.5

Net liabilities of discontinued operations	31.2	39.8
Financial services activities — Borrowings	149.0	158.9

Shareholders’ equity	386.4	376.3

Total liabilities and shareholders’ equity	$1,049.4	$1,119.5

Supplemental data:
Manufacturing debt	$225.0	$276.3
Debt-to-capitalization ratio:
Manufacturing	37%	43%
Financial services	94%	94%
Net Debt/Cap Ratio	35%	34%
Net Debt/Cap Ratio — manufacturing debt-to-capitalization ratio, net of cash

*	certain reclassifications have been made to conform to current classifications